Filed Pursuant to Rule 433
Registration Statement No. 333- 262557

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes Linked to a Basket of Three Financial Sector Stocks
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately 3 years, if not called
Market Measure
An approximately equally weighted basket of three financial sector stocks comprised of the common stock of each of The Goldman Sachs Group, Inc. (NYSE symbol: “GS”), JPMorgan Chase & Co. (NYSE symbol: “JPM”) and Morgan Stanley (NYSE symbol: “MS”) (each, a “Basket Stock” and each such company, an “Underlying Company”).

Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100.00% of the Starting Value
Observation Dates	Approximately one year and two years from the pricing date
Call Amounts	[$11.40 to $11.50] if called on the first Observation Date and [$12.80 to $13.00] if called on the final Observation Date, each to be determined on the pricing date
Payout Profile at Maturity
•  If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
•  If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
•  1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk

Step Up Value	145.00% of the Starting Value
Step Up Payment	$4.50 per unit, a 45.00% return over the principal amount
Threshold Value	100.00% of the Starting Value
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, and are willing to take full downside risk and forgo interim interest payments, and are willing to have their notes called prior to maturity.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/947263/000114036122047593/brhc10045637_fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
•	If your notes are called, your investment return is limited to the applicable Call Premium.
•
Payments on the notes are subject to the credit risk of TD, and actual or perceived changes in the creditworthiness of TD are expected to affect the value of the notes. If TD becomes unable to meet its financial obligations as they become due, you may lose some or all of your investment.

•	Changes in the prices of one or more of the Basket Stocks may be offset by changes in the prices of one or more of the other Basket Stocks.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•
The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you.

•	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive any shares of the Basket Stocks or dividends or other distributions by any Underlying Company.
•
The issuer, MLPF&S, BofAS and their respective affiliates do not control any Underlying Company and have not verified any disclosure made by any Underlying Company. No Underlying Company will have any obligations relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Basket Stocks.
•	The stocks included in the Basket are concentrated in one sector.
•	Adverse conditions in the financial sector may reduce your return on the notes.
•	Economic conditions have adversely impacted the stock prices of many companies in the financial sector, and may do so during the term of the notes.
The final terms of the notes will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only, assume that the notes are not called on any Observation Date and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-25.00%	$7.50	-25.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
-3.00%	$9.70	-3.00%
0.00%(1)	$14.50(2)	45.00%
10.00%	$14.50	45.00%
20.00%	$14.50	45.00%
30.00%	$14.50	45.00%
40.00%	$14.50	45.00%
45.00%(3)	$14.50	45.00%
50.00%	$15.00	50.00%
60.00%	$16.00	60.00%
(1)    This hypothetical percentage change corresponds to the Threshold Value.
(2)    This amount represents the sum of the principal amount and the Step Up Payment of $4.50.
(3)    This hypothetical percentage change corresponds to the Step Up Value.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.